Simpson Thacher & Bartlett

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HONG KONG

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Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

August 3, 2020

CONFIDENTIAL AND VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. John Cash, Accounting Branch Chief
Mr. Kevin Stertzel, Senior Staff Accountant
Mr. Jay Ingram, Legal Branch Chief
Mr. Geoff Kruczek, Attorney

Re:	XPENG INC.
Draft Registration Statement on Form F-1
Submitted July 10, 2020
CIK No. 0001810997

Dear Mr. Cash, Mr. Stertzel, Mr. Ingram and Mr. Kruczek:

On behalf of our client, XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 3”) of the above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 3, which has been marked to show changes to the Company’s Draft Registration Statement confidentially submitted to the Commission on July 10, 2020 (the “July 10 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter from the Staff dated July 24, 2020 (the “July 24 Comment Letter”) and comment 6 in the comment letter from the Staff dated June 29, 2020 (the “June 29 Comment Letter”) by revising the July 10 Submission or providing explanations in response to the comments.

DANIEL FERTIG    ADAM C. FURBER    YI GAO    ADAM S. GOLDBERG    MAKIKO HARUNARI    JONATHAN HWANG     IAN C. HO    ANTHONY D. KING

CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett
August 3, 2020

Set forth below are the Company’s responses to the Staff’s comments in the July 24 Comment Letter and comment 6 in the June 29 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 3 where the disclosure addressing a particular comment appears.

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Risk Factors, page 15

1.

Notwithstanding your response to prior comment 3 that you do not intend to utilize exemptions for controlled companies, it continues to appear that those exemptions will be available to you at any time should you decide to invoke them. As such, it also continues to appear that this availability creates an additional risk to investors, separate from the risk related to following home country governance practices. Therefore, please revise to describe the exemptions available to controlled companies and the related risks to investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64 of the Draft No. 3.

The COVID-19 outbreak . . ., , page 19

2.

We note your revisions in response to prior comment 5. To provide investors with a better understanding of the magnitude of the effect, please revise to compare the number of units you disclose with the number of units sold during the same months in 2019.

The Company respectfully advises the Staff that, as the Company started to deliver its Smart EVs in December 2018, the number of units delivered in January, February and March of 2019 was lower than the numbers for the same months of 2020. In order to provide investors with a better understanding of the magnitude of the effect of COVID-19 outbreak, the Company has disclosed the decrease in the number of units delivered from the fourth quarter of 2019 to the first quarter of 2020, which was partly due to the COVID-19 outbreak, on page 20 of the Draft No. 3.

ADS holders may not be entitled to a jury trial . . . , page 58

3.

Please revise to discuss whether the limitations on liability mentioned on page 169 and jury trial waiver provision apply if an ADS holder withdraws the ordinary shares from the depository. Please also revise to clarify the jurisdictional provision cited in this risk factor. Further, disclose that investors cannot waive compliance with the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 183 of the Draft No. 3.

*    *    *    *    *

Simpson Thacher & Bartlett
August 3, 2020

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), Kevin P. Kennedy at + 1-650-251-5130 (work), +1-650-868-1776 (mobile) or kkennedy@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Alex Chan at +86-20-3819-2385 (work) or alex.p.chan@cn.pwc.com (email) or Alex Du at +86-20-3819-2558 (work) or alex.du@cn.pwc.com (email) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yi Gao Yi Gao

Enclosures

cc:	XPeng Inc.

Xiaopeng He, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kevin Kennedy

Kai Fan

Latham & Watkins LLP

Benjamin Su

Daying Zhang

PricewaterhouseCooper Zhong Tian LLP

Alex Chan

Alex Du

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